Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on December 21, 2025. CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 If you would like to vote in person, please attend the Extraordinary General Meeting on December 23, 2025 at 11:00 a.m. Singapore Time (December 22, 2025, 10:00 p.m. Eastern Time), at Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting of Shareholders - Class A Proxy Card - NetClass Technology Inc DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL ONE. Proposal One By a special resolution of the holders of Class A Ordinary Shares, to approve the increase of the voting rights attached to the class B ordinary shares of a par value of $0.00025 each of the Company from fifteen (15) votes per share to fifty (50) votes per share on all matters subject to vote at general meetings of the Company, subject to the rights, restrictions, qualifications and preferences (if any) to be set forth in the Restated M&A (defined in the proxy statement). FOR AGAINST ABSTAIN Date Signature Signature, if held jointly ________________ ________________________ ________________________ Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

NETCLASS TECHNOLOGY INC EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 23, 2025 IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 23, 2025 Material for this Meeting is available online at: https://ts.vstocktransfer.com/irhlogin/NETCLASSTECHNOLOGY DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. The shareholder(s) hereby appoint(s) Mr. Jianbiao Dai as proxy, with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Class A ordinary shares of NETCLASS TECHNOLOGY INC that the shareholder(s) is/are entitled to vote at the meeting of shareholders of Class A ordinary shares to be held on December 23, 2025 at 11:00 a.m. Singapore Time (December 22, 2025, 10:00 p.m. Eastern Time) in person only at Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side)